July 24, 2015

VIA EDGAR AND EXPRESS MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:        Jim B. Rosenberg, Senior Assistant Chief Accountant

Mary Mast, Senior Staff Accountant

Re:                             Nature’s Sunshine Products, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 13, 2015

File No. 1-34483

Dear Mr. Rosenberg:

Nature’s Sunshine Products, Inc. (the “Company”), submits this letter in response to the letter dated July, 14, 2015, from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company (the “Comments”), with respect to the Company’s filing referenced above.  For ease of reference, the Staff’s Comments are restated below in bold and italics, and in the discussion set out below each numbered paragraph is the Company’s response to the Comments.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 67

1.              Please help us understand the nature of the changes in the effective tax rate from 31.0 percent for 2013 to (3.9) percent for 2014. In this regard, please:

•                  Explain to us why the foreign tax credit line item of the components of U.S. tax impact of foreign operations increased significantly relative to the dividends received from foreign subsidiaries line item in 2014.

The foreign tax credit (FTC) line item (-121.3%) of the components of the U.S. tax impact of foreign operations and the dividends received from foreign subsidiaries line item (59.5%) in 2014 are due to a repatriation of cash from the foreign affiliates of the Company during 2014. The large amount of FTCs relative to the taxable dividend income recognized was the result of IRS settlement adjustments and the offsetting of taxable income of certain foreign subsidiaries with the taxable losses of other foreign subsidiaries within a Netherlands holding company structure that NSP management put in place to help better manage and consolidate its foreign operations.  The combination allowed, for U.S. tax purposes, the issuance of a relatively small dividend that brought with it a large amount of foreign tax credits. The repatriation had not previously impacted the effective tax rate due to the fact that the Company’s tax basis in the Netherlands holding company exceeded its book basis and the Company had not previously recognized a deferred tax asset.

•                  Provide us your computation of the 48.8% impact of the valuation allowance change in the 2014 effective tax rate reconciliation and explain why it does not appear to be reasonable in relation to the change in the valuation allowance.

As illustrated in the computations below, the 48.8% impact of the valuation allowance (VA) change in the 2014 effective tax rate reconciliation may not appear reasonable in relation to the change in the valuation allowance because there are certain elements of the balance sheet change that do not belong in the rate reconciliation.

		(in thousands)	Effective Tax Rate Impact
Income from continuing operations before provision		$19,014

VA on deferred tax assets - 2013 ending balance	11,340
VA on deferred tax assets - 2014 ending balance	13,169
Total 2014 change in VA on deferred tax assets		1,829	9.6%

Reconciling Items:
Reduction in VA on other comprehensive income deferred tax asset		3,934	20.7%
Reclass of Venezuela VA to discontinued operations		2,049	10.8%
Reduction of VA resulting from currency translation adjustment, expired foreign NOLs, etc.		833	4.4%
Reduction of VA and corresponding reversal of FTCs (as agreed to in the tax audit settlement) resulting in no overall impact to the rate		631	3.3%

Sum:		$9,276	48.8%

•                  Provide us your computation of the 8.8% impact of unrecognized tax benefits in the 2014 effective tax rate reconciliation and explain why it does not appear to be reasonable in relation to the activity in the reconciliation of the beginning and ending amount of liabilities associated with uncertain tax benefits for 2014.

Please note that, as reflected in Note 10 to the Company’s Consolidated Financial Statements, the rate impact of unrecognized tax benefits (UTB) in 2014 was 8.6%, not 8.8% as noted in the Comment.  As illustrated in the computations below, the 8.6% impact of UTBs in the 2014 effective tax rate (ETR) reconciliation may not appear reasonable in relation to the activity in the reconciliation of the beginning and ending amount of liabilities associated with UTBs because there are certain elements of the ETR reconciliation that are not included in the reconciliation of liabilities associated with UTBs, as set forth below:

2

		(in thousands)	Effective Tax Rate Impact
Income from continuing operations before provision		$19,014

Liability associated with UTBs (excl. penalties & int.) - 2013 ending balance	11,050
Liability associated with UTBs (excl. penalties & int.) - 2014 ending balance	4,950
Total 2014 change per footnote table showing reconciliation of UTB liabilities		(6,100)	-32.1%

Reconciling Items:
Offset to UTB related to a reduction of foreign tax credits resulting from tax audit settlement		2,323	12.2%
Reclass of Venezuela UTB liability to discontinued operations		678	3.6%
UTB Liabilities reclassed to income tax payable		591	3.1%
Currency translation adjustment related to UTB liabilities		585	3.1%
Interest & penalties on UTB liabilities		297	1.6%

Sum:		$(1,626)	-8.6%

In connection with the Company’s response to the Comments, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments as to the foregoing, please contact the undersigned.

Sincerely,

/s/ Stephen M. Bunker
Stephen M. Bunker
Executive Vice President, Chief Financial Officer, and Treasurer

cc: Richard D. Strulson